UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated April 11, 2014

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

This Report on Form 6-K contains the following:-

1.                                     A news release dated 3 March 2014 entitled ‘$29BN ANNUAL PRODUCTIVITY INCREASE FROM GREATER ACCESS TO MOBILE BY WOMEN’

2.                                     A news release dated 3 March 2014 entitled ‘VODAFONE FOUNDATION AND MALALA FUND PARTNERSHIP TO TACKLE FEMALE ILLITERACY AND EXPAND GIRLS’ ACCESS TO EDUCATION’

3.                                     A news release dated 7 March 2014 entitled ‘NETWORKING ON THE ROAD: VOLKSWAGEN AND AUDI BANK ON VODAFONE’

4.                                     A news release dated 18 March 2014 entitled ‘VODAFONE AND ASTRAZENECA ANNOUNCE PARTNERSHIP FOR MHEALTH PATIENT SERVICES’

5.                                     A news release dated 22 March 2014 entitled ‘30th ANNIVERSARY OF THE VODAFONE NAME’

6.                                     A news release dated 31 March 2014 entitled ‘VODAFONE M-PESA COMES TO EUROPE FOR THE FIRST TIME’

7.                                     Stock Exchange Announcement dated 5 March 2014 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’

8.                                     Stock Exchange Announcement dated 13 March 2014 entitled ‘TR-1 NOTIFICATION OF MAJOR INTEREST IN SHARES’

9.                                     Stock Exchange Announcement dated 20 March 2014 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’

10.                              Stock Exchange Announcement dated 21 March 2014 entitled ‘TR-1 NOTIFICATION OF MAJOR INTEREST IN SHARES’

11.                              Stock Exchange Announcement dated 21 March 2014 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’

12.                              Stock Exchange Announcement dated 24 March 2014 entitled ‘DIRECTOR DECLARATION’

13.                              Stock Exchange Announcement dated 27 March 2014 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’

14.                              Stock Exchange Announcement dated 31 March 2014 entitled ‘VODAFONE GROUP PLC TOTAL VOTING RIGHTS AND CAPITAL’

15.                              Stock Exchange Announcement dated 31 March 2014 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’

3 March 2014

$29BN ANNUALPRODUCTIVITY INCREASE FROM GREATER ACCESS TO MOBILE BY WOMEN

•                  The Vodafone Connected Women report concludes that mobile technology could be used to lift 5.3m women out of illiteracy by 2020

•                  The Vodafone Foundation announces partnership with the Malala Fund to invest in new mobile-based literacy and education projects

•                  Mobile could reduce the number of domestic violence incidents against women in developed markets by a total of 80,000 between 2014 and 2020

The Vodafone Connected Women report, published today, has found that providing women with greater access to mobile phones and services could lead to a $29 billion increase in annual global productivity from 2020 - equivalent to the 2012 GDP of Tanzania - as a result of greater female participation in the workforce and savings in public services.

Additionally, the report* - commissioned by Vodafone with research undertaken by Accenture and Oxford University’s Saïd Business School - found that mobile-based literacy programmes could enable 5.3 million women to learn to read by 2020, mainly across the developing countries in which Vodafone operates. The report concluded that reducing female illiteracy in those countries would empower women to secure new work opportunities with a resultant increase in economic activity totalling $3.4 billion per year from 2020.

Malala Fund collaboration

In light of the significant potential for mobile to transform female literacy levels in developing countries, the Vodafone Foundation has today announced the launch of a partnership with the philanthropic organisation established by Malala Yousafzai, ambassador for girls’ education worldwide through the Malala Fund and author of I am Malala: The Girl Who Stood Up for Education.  The Malala Fund was established in 2013 to support efforts to ensure girls in all countries and cultures are able to benefit from access to education.  The Vodafone Foundation-Malala Fund partnership will explore ways of using mobile technology to tackle female illiteracy and expand female access to education.

Andrew Dunnett, Director, Vodafone Foundation, said: “Getting a mobile for the first time can change a woman’s life forever, and - as the Vodafone Connected Women report demonstrates - preventing the gender gap from widening would yield a significant economic benefit.  We look forward to working with the Malala Fund to give more women the knowledge and skills to take greater control of their lives and increase their participation in the workforce.”

Mobile defence against domestic violence

Another key focus of the Vodafone Connected Women report is how mobile technology can be used to increase women’s safety. The report found that mobile-based alert systems could reduce the number of domestic violence incidents against women by a total of 80,000 by 2020 if they were made more widely available by local police services. In addition to the broader positive social and cultural impact of reducing the number of domestic assaults against women, greater use of mobile technology in violence prevention would also generate an annual economic impact of $800 million in 2020 through reduced healthcare, security and legal costs and enhanced productivity as women under threat remained fully able to participate in the workforce.

Andrew Dunnett added: “Mobile alert systems also have a vital role to play in reducing the threat of domestic violence, and we would encourage all police services and agencies to make greater use of mobile technology to help keep vulnerable women safe.”

For further information:

Vodafone Group

Media Relations

groupmedia@vodafone.com

Note to editors

*                                         http://www.vodafone.com/content/dam/connectedwomen/pdf/VF_WomensReport_V12 Final.pdf

About Vodafone

Vodafone is one of the world’s largest telecommunications companies with approximately 419 million customers in its controlled and jointly controlled markets as of 31 December 2013. Vodafone has equity interests in telecommunications operations in nearly 30 countries and around 50 partner networks worldwide. For more information, please visit: www.vodafone.com

About the Vodafone Foundation

The Vodafone Foundation invests in the communities in which Vodafone operates and is at the centre of a network of global and local social investment programmes. In countries in which Vodafone operates, social investment is delivered by a unique footprint of 28 Vodafone Foundations and social investment programmes.

These programmes are directed and chosen by the Foundation Trustees and receive funding from the Vodafone Foundation in the UK as well as their local Vodafone company. The Vodafone Foundation is a registered charity in England and Wales (registered number 1089625).

3 March 2014

VODAFONE FOUNDATION AND MALALA FUND PARTNERSHIP TO TACKLE FEMALE ILLITERACY AND EXPAND GIRLS’ ACCESS TO EDUCATION

The Vodafone Foundation has today announced the launch of a partnership with the Malala Fund - the philanthropic organisation established by Malala Yousafzai, ambassador for girls’ education worldwide through the Malala Fund and author of I am Malala: The Girl Who Stood Up for Education - to promote mobile-based literacy and education projects around the world.

The Malala Fund was established in 2013 to support efforts to ensure girls in all countries and cultures are able to benefit from access to education. The Vodafone Foundation-Malala Fund partnership will explore ways of using mobile technology to tackle illiteracy among women and girls around the world and expand female access to education.

The Vodafone Foundation-Malala Fund collaboration comes in the light of the significant potential for mobile to transform female literacy levels in developing countries, with the Connected Women report*, also announced today, concluding that mobile technology could be used to lift 5.3m women out of illiteracy by 2020. The report was commissioned by Vodafone with research undertaken by Accenture and Oxford University’s Saïd Business School.

The Vodafone Foundation’s Mobile for Good programme combines Vodafone’s charitable giving and technology to make a difference in the world. Globally, the Vodafone Foundation supports projects that are focused on delivering public benefit through the use of mobile technology across the areas of health, education and disaster relief.

Andrew Dunnett, Director, Vodafone Foundation, said: “Getting a mobile for the first time can change a woman’s life forever, and - as the Vodafone Connected Women report demonstrates —preventing the gender gap from widening would yield a significant economic benefit. We look forward to working with the Malala Fund to give more women the knowledge and skills to take greater control of their lives and increase their participation in the workforce.”

Shiza Shahid, CEO of the Malala Fund, said: “We are delighted to announce our partnership with Vodafone Foundation. We hope our work will help empower the most disenfranchised girls through education and mobile technology.”

For further information:

Vodafone Group

Media Relations

groupmedia@vodafone.com

Note to editors

* http://www.vodafone.com/content/dam/connectedwomen/pdf/VF_WomensReport_V12 Final.pdf

About the Vodafone Foundation

The Vodafone Foundation invests in the communities in which Vodafone operates and is at the centre of a network of global and local social investment programmes. In countries in which Vodafone operates, social investment is delivered by a unique footprint of 28 Vodafone Foundations and social investment programmes. These programmes are directed and chosen by the Foundation Trustees and receive funding from the Vodafone Foundation in the UK as well as their local Vodafone company. The Vodafone Foundation is a registered charity in England and Wales (registered number 1089625).

7 March 2014

NETWORKING ON THE ROAD: VOLKSWAGEN AND AUDI BANK ON VODAFONE

•                  Vodafone continues to develop a strong position in the automotive market

•                  Bringing connectivity to Volkswagen and Audi vehicles

Vodafone today announced a new agreement with Volkswagen and Audi in Europe to provide automotive connectivity, starting with new Audi models from 2015.

An embedded SIM chip developed specifically for the automobile industry will feature in new vehicles, The Audi connect portfolio currently comprises in-car navigation, communications and infotainment services together with a WLAN Hotspot.  In 2013, the Audi S3 was the company’s first model to integrate a 4G-capable infotainment system— enabling Vodafone customers to benefit from access to the Vodafone 4G network in their vehicles. The S3 with Audi connect will be on display on this year’s Vodafone CeBIT stand.

Chief Executive of Vodafone Machine-to-Machine, Erik Brenneis, said: “We are pleased to supply Machine-to-Machine (M2M) communications to Volkswagen Group. As a result of this agreement, we will strengthen further our position in the automotive sector — one of the key markets for M2M communication. Our efficient mobile communications networks ensure that the networked car is becoming more and more widespread, including across European national borders”.

The global SIM will be widely installed in vehicles in future and will use the Vodafone network and global M2M service platform to provide customers with high-speed Internet access on the road. The SIM chip was specifically developed to meet the stringent quality requirements of the automobile industry and functions reliably at temperatures from -40° to +85° Celsius.  The activation and service processes were designed by Vodafone and based on Volkswagen Group’s specific requirements.

The automotive industry already occupies a central position in the rapidly emerging M2M communications sector. One of the main driving forces is the planned EU-wide “eCall” emergency call system which automatically sends out a SOS in the event of a vehicle accident. In addition, an increasing number of people are interested in accessing online information services, music and videos through the electronic systems built into their vehicles: these communications and internet-based infotainment services also underpin a strong growth trend in the M2M communications sector.

With more than twenty years of experience, Vodafone is a world leader in the field of M2M communications.  Operating on a worldwide basis, a team of 250 specialists looks after the needs of companies from all major branches of industry, from automotive, through the energy and the transport and logistics sectors. In the most recent M2M ranking published by analysts Analysys Mason, Vodafone claimed first place for the third year in succession.

- ends -

For further information:

www.vodafone.com/media/contact

About Vodafone

Vodafone is one of the world’s largest mobile communications companies by revenue with approximately 419 million customers in its controlled and jointly controlled markets as of 31 December 2013. Vodafone has equity interests in telecommunications operations in nearly 30 countries and around 50 partner networks worldwide. For more information, please visit: www.vodafone.com

About Vodafone Machine-to-Machine (M2M) communications

Vodafone Machine-to-Machine (M2M) connects previously isolated machines or devices to the internet, delivering new functionality and enhanced services without the need for human intervention. Supported by more than 250 dedicated employees, Vodafone’s global M2M platform makes it easy for global businesses to manage centrally M2M deployments across multiple territories, with greater control and at a lower cost than previously possible.  For more information, please visit:  https://m2m.vodafone.com/home/

Follow us on Twitter: @vodafone_m2m

YouTube: https://www.youtube.com/playlist?list=PL6253EF719F0738A8

Or our website: http://m2m.vodafone.com/insight_news

18 March 2014

VODAFONE AND ASTRAZENECA ANNOUNCE PARTNERSHIP FOR MHEALTH PATIENT SERVICES

Vodafone and AstraZeneca announced today a global partnership to use mobile health (mHealth) services to improve health outcomes for patients with cardiovascular conditions. The collaboration will create new mobile and internet-based services to support patients through their treatment journey, improving medication adherence and giving patients confidence to manage their condition more effectively.

Vodafone will provide the technology, infrastructure and expertise for these services, as well as the ability to capture data from a variety of sources to improve overall engagement between patients and their Health Care Professionals (HCPs).

HCPs will be able to give patients the option to use these mHealth services, as an integral part of the patient care process, empowering them to manage their conditions as part of their daily routine. Patients will have access to educational material - personalised for their needs - and will benefit from coaching and treatment support to help manage their medication and lifestyle changes, and track their treatment progress.

The project will be led by the Intelligent Pharmaceutical Group within AstraZeneca, part of Global Medicines Development, working in close collaboration with the in-country marketing teams.  Services will be designed to work across geographies, with the ability to adapt to local variations in regulations and patient care. Astra Zeneca has selected Vodafone in light of Vodafone’s experience in delivering - and ability to scale - mHealth services.

Vodafone Director for Machine to Machine, Erik Brenneis, said, “Bringing together the best in connectivity with the best in treatment and education will create powerful and compelling outcomes for patients. AstraZeneca is a global leader in the mHealth field and we are delighted to work with them to develop these innovative services.”

Andy Jones VP Pharmaceutical Innovation at AstraZeneca commented, “It is really exciting to see the progress being made in this area. This work is an excellent example of collaboration between AstraZeneca and Vodafone. Together we believe we are delivering something that will bring real benefit to patients in this important therapeutic area.”

- ends -

For further information:

Vodafone UK Media Relations

+44 1635 666777

http://mediacentre.vodafone.co.uk/

About Vodafone

Vodafone is one of the world’s largest telecommunications companies with approximately 419 million customers in its controlled and jointly controlled markets as of 31 December 2013. Vodafone has equity interests in telecommunications operations in nearly 30 countries and around 50 partner networks worldwide. For more information, please visit: www.vodafone.com

About Vodafone Machine-to-Machine (M2M) communications

Vodafone Machine-to-Machine (M2M) connects previously isolated machines or devices to the internet, delivering new functionality and enhanced services without the need for human intervention. Supported by more than 250 dedicated employees, Vodafone’s global M2M platform makes it easy for global businesses to manage centrally M2M deployments across multiple territories, with greater control and at a lower cost than previously possible.  For more information, please visit:  https://m2m.vodafone.com/home/

Follow us on Twitter: @vodafone_m2m

YouTube: https://www.youtube.com/playlist?list=PL6253EF719F0738A8

Or our website: http://m2m.vodafone.com/insight_news

About AstraZeneca

AstraZeneca is a global, innovation-driven biopharmaceutical business that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of cardiovascular, metabolic, respiratory, inflammation, autoimmune, oncology, infection and neuroscience diseases. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com

22 March 2014

30TH ANNIVERSARY OF THE VODAFONE NAME

The ‘Vodafone’ name was first revealed to the world 30 years ago today.  Racal Electronics Plc announced the name of its “new portable and mobile public telecommunications service” at a media conference in London on 22 March 1984 and promised “to provide a truly portable and mobile nationwide public telephone network unavailable today.”

The 1984 media release also stated that “initially, the new service is likely to find wide use among people constantly on the move such as business executives, sales representatives, journalists, doctors and veterinary surgeons. Strong demand is expected from nationwide fleet operators typically those involved in construction, distribution, service, motoring and the public utilities.”

The Vodafone name was inspired by the words ‘voice’, ‘data’ and ‘phone’ and was  conceived of by one of the company’s original directors and the advertising agency Saatchi & Saatchi. Saatchi & Saatchi’s proposal to spell ‘phone’ as ‘fone’ caused the name to be initially rejected by the then CEO Sir Gerry Whent but he relented in the end, reputedly saying “in for a penny, in for a pound — you can have your flipping ‘f’ as well.”  He later came to regard the name as a masterstroke.

Today, Vodafone is the UK’s most valuable brand and the 16th most valuable brand in the world (Source: 2014 Brand Finance Global 500).

The original media release from 22 March 1984 is viewable on the Vodafone website:

http://www.vodafone.com/content/dam/group/media/downloads/Vodafone-a-new-name-in-public-telecoms.pdf

-ends -

For further information:

Vodafone Group

Media Relations

www.vodafone.com/media/contact

Notes to editor:

http://brandirectory.com/league_tables/table/global-500-2014

About Vodafone

Vodafone is one of the world’s largest telecommunications companies with approximately 419 million customers in its controlled and jointly controlled markets as of 31 December 2013. Vodafone has equity interests in telecommunications operations in nearly 30 countries and around 50 partner networks worldwide. For more information, please visit: www.vodafone.com

31 March 2014

VODAFONE M-PESA COMES TO EUROPE FOR THE FIRST TIME

Leading mobile money service launches in Romania

Vodafone M-Pesa - the mobile money transfer and payment service that has transformed the lives of millions of people in emerging markets - has come to Europe for the first time.

M-Pesa, which launches in Romania today, will offer simple, safe and secure mobile money transfer and payment services to approximately seven million Romanians who transact mainly in cash. The service also offers banked customers the convenience of being able to access and transfer money via the mobile phone.

M-Pesa is based on simple text messaging technology and operates over any of Vodafone Romania’s mobile network connections, including 4G services which launched in 2012. Romanian M-Pesa customers will be able to transfer as little as one new Romanian leu (0.22 euro cents) up to 30,000 lei (€6,715) per day.

Vodafone Director of Mobile Money Michael Joseph said: “The majority of people in Romania have at least one mobile device, but more than one third of the population do not have access to conventional banking. Vodafone M-Pesa is already used regularly by nearly 17 million customers and we look forward to bringing the significant benefits of the service to the people of Romania.”

From today, Vodafone M-Pesa can be activated at any one of around 300 Vodafone Romania stores and participating retail outlets as well as through authorised agents, and will be accessible to approximately six million people in both rural and urban areas.  It will be extended to other parts of the country, comprising a total of 2,000 retail and distribution points of presence by the end of 2014.

M-Pesa also will allow Vodafone Romania’s customers to top up pre-pay airtime on a mobile device, pay utility bills, make a deposit and withdraw cash from participating agents, and purchase goods such as flowers, a newspaper and a coffee.

- ends -

Note to Editors

Developed by Vodafone, M-Pesa had approximately 16.8 million active customers as at 31 December 2013 and approximately186,000 authorised agents worldwide.  Vodafone M-Pesa customers make in excess of €900 million worth of person-to-person transactions per month.

Many other businesses are using the service to allow their customers to pay them easily and safely. Additionally in Kenya, Safaricom and Vodafone launched a savings and loans product in November 2012, called M-Shwari, in partnership with the Commercial Bank of Africa.

The addition of Romania continues the expansion of M-Pesa globally, following the launches in Egypt, India, Lesotho and Mozambique, over the past 12 months.

For further information:

www.vodafone.com/media/contact

About Vodafone

Vodafone is one of the world’s largest telecommunications companies with approximately 419 million customers in its controlled and jointly controlled markets as of 31 December 2013. Vodafone has equity interests in telecommunications operations in nearly 30 countries and around 50 partner networks worldwide. For more information, please visit: www.vodafone.com

5 March 2014

At: 14.11

RNS: 6099B

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company announces that notification was received from Brewin Dolphin Limited today, that, Rosemary Martin, Company Secretary of the Company, acquired an interest in 4,240 ordinary shares of US$0.20 20/21 each (“Ordinary Shares”) in the Company at the price of 248.2736p per Ordinary Share on 5 March 2014.

As a result of the above, Rosemary Martin now has an interest in 459,928 Ordinary Shares.

END

13 March 2014

At: 13.49

RNS: 2494C

For filings with the FCA include the annex
For filings with issuer exclude the annex

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES(i)

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: (ii)	Vodafone Group Plc

2 Reason for the notification (please tick the appropriate box or boxes):

An acquisition or disposal of voting rights	☒
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	☐
An event changing the breakdown of voting rights	☐
Other (please specify):	☐

3. Full name of person(s) subject to the notification obligation:(iii)	The Capital Group Companies, Inc.

4. Full name of shareholder(s) (if different from 3.):(iv)	See Schedule A

5. Date of the transaction and date on which the threshold is crossed or reached: (v)	11 March 2014

6. Date on which issuer notified:	12 March 2014

7. Threshold(s) that is/are crossed or reached: (vi), (vii)	Below 4%

8. Notified details:

A: Voting rights attached to shares (viii), (ix)

Class/type of shares	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number	Number of	Number of shares	Number of voting rights		% of voting rights (x)
if possible using the ISIN CODE	of Shares	Voting Rights	Direct	Direct (xi)	Indirect (xii)	Direct	Indirect
Ordinary Shares (GB00BH4HKS39)	1,000,258,209	1,000,258,209			854,414,205		3.232%
ADRs (US92857W3088)	7,604,778	76,047,780			65,047,780		0.246%

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date (xiii)	Exercise/ Conversion Period (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments (xv), (xvi)

Resulting situation after the triggering transaction

Type of financial instrument	Exercise price	Expiration date (xvii)	Exercise/ Conversion period (xviii)	Number of voting rights instrument refers to	% of voting rights (xix), (xx)
					Nominal	Delta

Total (A+B+C)

Number of voting rights	Percentage of voting rights
919,461,985	3.478%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: (xxi)

See Schedule A

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name:	Vivien Tan

15. Contact telephone number:	(213) 615-0469

For notes on how to complete form TR-1 please see the FCA website.

As of 11 March 2014

Vodafone Group Plc

	Number of	Percent of
	Shares	Outstanding

The Capital Group Companies, Inc. (“CG”) holdings	919,461,985	3.478%

Holdings by CG Management Companies and Funds:

• Capital Guardian Trust Company	13,219,191	0.050%

• Capital International Limited	909,053	0.003%

• Capital International SÁrl	838,899	0.003%

• Capital Research and Management Company	904,494,842	3.421%

20 March 2014

At: 16:08

RNS: 8321C

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL

RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company announces that notification was received today from Valerie Gooding, a Non-Executive Director of the Company, that she has acquired an interest in 1,800 ordinary shares of US$0.20 20/21 each (“Ordinary Shares”) in the Company at the price of 226.14p per Ordinary Share on 20 March 2014.

As a result of the above, Valerie Gooding now has an interest in 4,038 Ordinary Shares.

END

21 March 2014

At: 08:59

RNS: 8783C

For filings with the FCA include the annex

For filings with issuer exclude the annex

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES(i)

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: (ii)	Vodafone Group Plc

2 Reason for the notification (please tick the appropriate box or boxes):

An acquisition or disposal of voting rights	☒
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	☐
An event changing the breakdown of voting rights	☐
Other (please specify):	☐

3. Full name of person(s) subject to the notification obligation: (iii)	The Capital Group Companies, Inc.

4. Full name of shareholder(s) (if different from 3.):(iv)	See Schedule A

5. Date of the transaction and date on which the threshold is crossed or reached: (v)	19 March 2014

6. Date on which issuer notified:	20 March 2014

7. Threshold(s) that is/are crossed or reached: (vi), (vii)	Below 3%

8. Notified details:

A: Voting rights attached to shares (viii), (ix)

Class/type of shares	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
if possible using	Number of	Number of Voting	Number of shares	Number of voting rights		% of voting rights (x)
the ISIN CODE	Shares	Rights	Direct	Direct (xi)	Indirect (xii)	Direct	Indirect
Ordinary Shares (GB00BH4HKS39)	743,501,146	743,501,146			721,803,463		2.730%
ADRs (US92857W3088)	5,524,779	55,247,790			55,247,790		0.209%

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date (xiii)	Exercise/ Conversion Period (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments (xv), (xvi)

Resulting situation after the triggering transaction

Type of financial instrument	Exercise price	Expiration date (xvii)	Exercise/ Conversion period (xviii)	Number of voting rights instrument refers to	% of voting rights (xix), (xx)
					Nominal	Delta

Total (A+B+C)

Number of voting rights	Percentage of voting rights
777,051,253	2.939%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: (xxi)

See Schedule A

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name:	Vivien Tan

15. Contact telephone number:	+1 (213) 615-0469

As of 19 March 2014

Vodafone Group Plc

	Number of	Percent of
	Shares	Outstanding

The Capital Group Companies, Inc. (“CG”) holdings	777,051,253	2.939%

Holdings by CG Management Companies and Funds:

• Capital Guardian Trust Company	13,219,191	0.050%

• Capital International Limited	909,053	0.003%

• Capital International SÁrl	838,899	0.003%

• Capital Research and Management Company	762,084,110	2.883%

21 March 2014

At: 13.20

RNS: 9155C

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice that it was advised today, by Computershare Trustees Limited, that on 19 March 2014 the director and persons discharging managerial responsibility noted below, acquired the following number of ordinary shares of US$0.20 20/21 each in the Company, at the price of 228.95p per share in connection with the Vodafone Share Incentive Plan:

Name of Director / PDMR	Number of Shares
Andy Halford*	110
Nick Jeffery	110
Matthew Kirk	110
Ronald Schellekens	110

* Denotes Director of the Company

END

24 March 2014
RNS: 9751C

DIRECTOR DECLARATION

Vodafone Group Plc (“the Company”)

In accordance with Listing Rule 9.6.14(2), the Company notifies that, as announced by IBEX Global Solutions plc (“IBEX”), an AIM listed company, earlier today, Gerard Kleisterlee, a Director and Non-Executive Chairman of the Company, has been appointed to the Board of IBEX as a Non-Executive Director.

END

27 March 2014

At: 14:38

RNS: 3685D

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL

RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company announces that notification was received today from Nick Land, a Non-Executive Director of the Company, that he has acquired an interest in 13,000 ordinary shares of US$0.20 20/21 each (“Ordinary Shares”) in the Company at the price of 219.45p per Ordinary Share on 27 March 2014.

As a result of the above, Nick Land now has an interest in 32,090 Ordinary Shares.

END

31 March 2014

At: 07:00

RNS: 5191D

VODAFONE GROUP PLC

TOTAL VOTING RIGHTS AND CAPITAL

In conformity with Disclosure and Transparency Rule 5.6.1R, Vodafone Group Plc (“Vodafone”) hereby notifies the market of the following:

Vodafone’s issued share capital consists of 28,811,923,128 ordinary shares of U.S.$0.20 20/21 each with voting rights, of which 2,371,962,907 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 26,439,960,221.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

END

31 March 2014

At: 17:59

RNS: 6570D

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL

RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company” / “Vodafone”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company announces that following irrevocable undertakings given during the Verizon Wireless transaction, notification was received today that the following individuals acquired an interest in ordinary shares of US$0.20 20/21 each (“Ordinary Shares”) in the Company following the sale of their shares in Verizon Wireless and reinvestment of the proceeds in Vodafone shares:

Director / PDMR	Date of Purchase	Number of Shares Purchased	Price per share	Resulting Interest in Ordinary Shares
Vittorio Colao*	28 March 2014	4,012,115	219.095p	9,077,311
Andy Halford*	28 March 2014	977,673	219.095p	2,304,953
Stephen Pusey*	28 March 2014	730,623	219.095p	1,579,550
Warren Finegold	28 March 2014	705,703	219.095p	2,507,027
Philipp Humm	28 March 2014	358,361	219.095p	774,703
Nick Jeffery	28 March 2014	183,415	219.095p	423,109
Matthew Kirk	28 March 2014	242,360	219.095p	617,805
Rosemary Martin	28 March 2014	366,390	219.095p	826,318
Nick Read	28 March 2014	636,495	219.095p	1,380,346
Ronald Schellekens	28 March 2014	322,897	219.095p	837,308
Paolo Bertoluzzo	31 March 2014	322,046	220.450p	1,177,069
Serpil Timuray	31 March 2014	326,397	220.470p	890,517

* denotes Director of the Company

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated:	April 11, 2014	By:	/s/ R E S MARTIN
			Name:	Rosemary E S Martin
			Title:	Group General Counsel and Company Secretary